United States securities and exchange commission logo





                             June 10, 2021

       Murray Grainger
       Chief Executive Officer and Director
       Juniper II Corp.
       3790 El Camino Real #818
       Palo Alto, California 94306

                                                        Re: Juniper II Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed June 2, 2021
                                                            File No. 333-255021

       Dear Mr. Grainger:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed June 2, 2021

       Risk Factors
       Our warrant agreement will designate the courts of the State of New York or..., page 65

   1. This section indicates that your warrant agreement exclusive forum provision will not apply to suits brought
to enforce any liability or duty created by the Exchange Act or any other claim for which
the federal district courts of the United States of America are the sole and exclusive
forum. However, Section 9.3 of the warrant agreement does not appear consistent with the
disclosure in your prospectus. Please revise your exhibit or prospectus accordingly.
 Murray Grainger
FirstName   LastNameMurray Grainger
Juniper II Corp.
Comapany
June        NameJuniper II Corp.
     10, 2021
June 10,
Page 2 2021 Page 2
FirstName LastName
Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 67

2. Please revise your disclosures here, in the Description of Securities section on page 144, and the provision in Article XII of your amended and restated certificate of incorporation so they are consistent. Please also ensure your amended certificate is clear as to whether the exclusive forum provision applies to federal securities law claims. For instance, given your reference in Section 12.1 to concurrent federal and state
jurisdiction for    33 Act
         claims, it is not clear whether you intend to exclude such claims from the provision where
         you state    Notwithstanding the foregoing, the provisions of this
paragraph will not apply
         to suits brought to enforce any liability or duty created by the Exchange Act, the
         Securities Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.
        You may contact William Demarest, Staff Accountant at 202-551-3432 or Robert
Telewicz, Branch Chief at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-
551-3585 or Mary Beth Breslin, Office Chief at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Julian Seiguer, Esq.